Exhibit 99.2

Management’s Discussion and Analysis (MD&A)

(July 29, 2016)

General

This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Repsol Oil & Gas Canada Inc. (“ROGCI” or “the Company”), formerly Talisman Energy Inc. as at and for the three and six month periods ended June 30, 2016 and 2015, and the 2015 MD&A and audited annual Consolidated Financial Statements of the Company. The Company’s interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting within International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s financial statements are prepared on a consolidated basis and include the accounts of the Company and its subsidiaries. Substantially all of the Company’s activities are conducted jointly with others, and the interim condensed Consolidated Financial Statements reflect only the Company’s proportionate interest in such activities, with the exception of the Company’s investments in Repsol Sinopec Resources UK Limited (“RSRUK”, formerly Talisman Sinopec Energy UK Limited) and Equion Energía Limited (“Equion”) which are accounted for using the equity method.

All comparisons are between the three month periods ended June 30, 2016 and 2015, unless stated otherwise. All amounts presented are in US$, except where otherwise indicated. Abbreviations used in this MD&A are listed in the section “Abbreviations and Definitions”. Unless otherwise indicated, amounts only reflect results from consolidated subsidiaries. Additional information relating to the Company, including the Company’s Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

On January 1, 2016, the Articles of the Company were amended to change the name of the Company from Talisman Energy Inc. to Repsol Oil & Gas Canada Inc.

FINANCIAL AND OPERATING HIGHLIGHTS

	Six Months Ended June 30,		Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(millions of $, unless otherwise stated)	2016	2015	2016	2016	2015	2015	2015	2015	2014	2014
Total revenue and other income from continuing operations[1]	782	988	315	467	142	334	551	437	(71)	995
Total revenue and other income from discontinued operations[2]	—	144	—	—	—	38	83	61	115	141
Total revenue and other income	782	1,132	315	467	142	372	634	498	44	1,136
Net income (loss) from continuing operations	(451)	(1,285)	(306)	(145)	(628)	(899)	(888)	(397)	(1,154)	439
Net income (loss) from discontinued operations[2]	—	(406)	—	—	—	112	(364)	(42)	(436)	(14)
Net income (loss)	(451)	(1,691)	(306)	(145)	(628)	(787)	(1,252)	(439)	(1,590)	425
Per common share ($)
Net income (loss)[3]	(0.25)	(1.63)	(0.17)	(0.08)	(0.59)	(0.75)	(1.20)	(0.43)	(1.54)	0.41
Diluted net income (loss)[4]	(0.25)	(1.67)	(0.17)	(0.08)	(0.59)	(0.75)	(1.24)	(0.43)	(1.54)	0.38
Income (loss) from continuing operations per common share
Basic[3]	(0.25)	(1.24)	(0.17)	(0.08)	(0.59)	(0.86)	(0.85)	(0.39)	(1.12)	0.42
Diluted[4]	(0.25)	(1.28)	(0.17)	(0.08)	(0.59)	(0.86)	(0.89)	(0.39)	(1.12)	0.39
Daily average production from Consolidated Subsidiaries and Joint Ventures
Oil and liquids (mbbls/d)	115	125	112	119	127	120	127	124	125	121
Natural gas (mmcf/d)	1,293	1,323	1,252	1,334	1,359	1,299	1,321	1,325	1,328	1,287
Continuing operations (mboe/d)	345	361	335	357	369	351	362	360	362	350
Discontinued operations (mboe/d)[2]	—	16	—	—	—	13	16	16	18	18
Total mboe/d	345	377	335	357	369	364	378	376	380	368

(1)         Includes other income and income from joint ventures and associates, after tax.

(2)         Discontinued operations are the results associated with the Norway disposition.

(3)         Net income (loss) per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.

(4)         Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.

During the second quarter of 2016, the Company’s net loss from continuing operations decreased by $582 million to $306 million. This is principally due to reductions in the loss on held-for-trading financial instruments, other expenses, exploration expense, DD&A expense and income taxes. This was partially offset by reduced sales revenue due to both lower production and commodity prices.

DAILY AVERAGE PRODUCTION

	Three months ended June 30				Six months ended June 30
	Gross before royalties		Net of royalties		Gross before royalties		Net of royalties
	2016	2015	2016	2015	2016	2015	2016	2015
Oil and liquids from Consolidated Subsidiaries (mbbls/d)
North America	40	41	34	36	40	43	34	37
Southeast Asia	29	38	20	26	30	38	21	26
North Sea	—	12	—	12	—	13	—	13
Other	9	15	5	11	10	14	5	10
	78	106	59	85	80	108	60	86
Oil and liquids from Joint Ventures (mbbls/d)
RSRUK	20	20	20	20	22	18	22	18
Equion	14	13	11	10	13	12	11	9
	34	33	31	30	35	30	33	27
Total oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	112	139	90	115	115	138	93	113
Natural gas from Consolidated Subsidiaries (mmcf/d)
North America	795	780	686	678	796	789	700	687
Southeast Asia	417	496	325	356	455	489	352	352
North Sea	—	21	—	21	—	19	—	19
	1,212	1,297	1,011	1,055	1,251	1,297	1,052	1,058
Natural gas from Joint Ventures (mmcf/d)
RSRUK	3	5	3	5	4	3	4	3
Equion	37	40	28	32	38	42	29	32
	40	45	31	37	42	45	33	35
Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,252	1,342	1,042	1,092	1,293	1,342	1,085	1,093
Total daily production from Consolidated Subsidiaries (mboe/d)
North America	182	180	156	157	182	184	158	159
Southeast Asia	103	126	78	89	111	125	84	89
North Sea	—	16	—	16	—	16	—	16
Other	9	15	5	11	10	14	5	10
	294	337	239	273	303	339	247	274
Total daily production from Joint Ventures (mboe/d)
RSRUK	21	21	21	20	23	19	23	18
Equion	20	20	16	16	19	19	16	15
	41	41	37	36	42	38	39	33
Total daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	335	378	276	309	345	377	286	307
Less production from discontinued operations (mboe/d)
North Sea	—	16	—	16	—	16	—	16
	—	16	—	16	—	16	—	16
Total production from continuing operations (mboe/d)	335	362	276	293	345	361	286	291

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

Total production from continuing operations was 335 mboe/d in 2016, a decrease of 7% compared to 2015 due principally to decreased production in Southeast Asia and Other (which is also referred to as Rest of World) which was partially offset by increased production in North America.

In North America, total production increased by 1% compared to 2015. Total oil and liquids production decreased by 2% principally due to the Company’s sale of 26% of its 50% interest in the Eagle Ford area of the US in late 2015 (resulting in a reduction to the Company’s interest to 37%), partially offset by increased production in the Duvernay due to new wells coming on stream. Total natural gas production increased by 2% due to new wells coming on stream in the Greater Edson area of Canada which was slightly offset by lower natural gas volumes in the Eagle Ford due to the Company’s reduced interest in the Eagle Ford.

In Southeast Asia, total production decreased by 18% compared to 2015. Total oil and liquids production decreased by 24% due principally to well shut-ins at PM3 in Malaysia as a result of reduced facility capacity, higher water cut in wells and well integrity issues at Kinabalu in Malaysia, natural declines in Block 15-2/01 in Vietnam, production ceasing at Kitan in Australia/Timor-Leste in late 2015 due to operational issues, and the sale of Laminaria-Coralina in Australia/Timore-Leste on April 29, 2016. Natural gas production decreased by 16% due principally to lower demand at Corridor in Indonesia and reduced facility capacity at PM3 in Malaysia.

In the Other segment, total production decreased by 40% compared to 2015, principally related to production from the Akacias field in Colombia being shut-in while Algerian production was down by 17% principally due to a temporary decline in the MLN field’s entitlement to production volumes.

Total production in the RSRUK and Equion joint ventures is consistent with 2015.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY1,2,3

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
North America - bbls/d	681	(1,275)	(725)	(503)
Southeast Asia - bbls/d	(691)	10,134	(211)	4,918
Other - bbls/d	(2,905)	(851)	229	(228)
Total produced into (sold out of) inventory - bbls/d	(2,915)	8,008	(707)	4,187
Total produced into (sold out of) inventory - mmbbls	(0.2)	0.7	(0.1)	0.7
Inventory at June 30 - mmbbls	1.6	2.1	1.6	2.1

(1)         Gross before royalties.

(2)         Excludes results of discontinued operations associated with the Norway disposition.

(3)         Amounts shown only represent inventory from consolidated subsidiaries and exclude inventory from equity accounted entities.

The Company’s produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production, when liftings have occurred. Volumes presented in the “Daily Average Production” table represent production volumes in the period, which include oil and liquids volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ended June 30, 2016, volumes in inventory decreased from 1.8 mmbbls at March 31, 2016 to 1.6 mmbbls at June 30, 2016 due principally to decreased inventories in Algeria and Indonesia which was partially offset by increased inventory in Malaysia.

COMPANY NETBACKS1,2,3

	Three months ended June 30				Six months ended June 30
	Gross before royalties		Net of royalties		Gross before royalties		Net of royalties
	2016	2015	2016	2015	2016	2015	2016	2015
Oil and liquids ($/bbl)
Sales price	38.80	50.33	38.80	50.33	32.41	44.61	32.41	44.61
Royalties	10.57	12.63	—	—	8.78	11.71	—	—
Transportation	1.55	1.86	2.13	2.48	1.68	2.01	2.30	2.72
Operating costs	9.97	11.32	13.69	15.12	9.43	11.76	12.93	15.95
	16.71	24.52	22.98	32.73	12.52	19.13	17.18	25.94
Natural gas ($/mcf)
Sales price	2.68	3.72	2.68	3.72	2.69	3.84	2.69	3.84
Royalties	0.50	0.84	—	—	0.50	0.85	—	—
Transportation	0.25	0.25	0.31	0.32	0.26	0.26	0.32	0.33
Operating costs	0.93	0.97	1.15	1.25	0.90	1.10	1.10	1.40
	1.00	1.66	1.22	2.15	1.03	1.63	1.27	2.11
Total $/boe (5.615 mcf:1boe)
Sales price	21.35	29.49	21.35	29.49	19.67	28.36	19.67	28.36
Royalties	4.88	7.04	—	—	4.36	6.84	—	—
Transportation	1.46	1.53	1.89	2.01	1.51	1.61	1.94	2.12
Operating costs	6.50	7.17	7.99	8.97	6.20	7.81	7.58	9.78
	8.51	13.75	11.47	18.51	7.60	12.10	10.15	16.46

(1)         Netbacks do not include pipeline operations.

(2)         Excludes results of discontinued operations associated with the Norway disposition.

(3)         Amounts shown only represent netbacks from consolidated subsidiaries and exclude netbacks from equity accounted entities.

During the three month period ended June 30, 2016, the Company’s average gross netback was $8.51/boe, 38% lower than in 2015 due principally to lower realized prices, partially offset by lower royalties and lower operating costs.

The Company’s realized net price of $21.35/boe was 28% lower than 2015 due principally to lower commodity prices. Oil and liquids realized prices decreased by 23% and natural gas realized prices decreased by 28% from 2015.

The Company’s composite royalty rate was 23%, down from 24% in 2015 which is consistent with the decline in realized prices.

COMMODITY PRICES AND EXCHANGE RATES1,2

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Oil and liquids ($/bbl)
North America	28.55	35.94	23.64	29.56
Southeast Asia	50.04	62.96	41.49	57.97
Other	48.51	58.24	39.46	53.61
	38.80	50.33	32.41	44.61
Natural gas ($/mcf)
North America	1.62	2.22	1.71	2.41
Southeast Asia	4.70	6.08	4.41	6.14
	2.68	3.72	2.69	3.84
Company $/boe (5.615mcf:1boe)	21.35	29.49	19.67	28.36
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	45.59	57.86	39.52	53.25
Dated Brent (US$/bbl)	45.57	61.92	39.73	57.95
WCS (US$/bbl)	32.29	46.35	25.75	40.13
LLS (US$/bbl)	47.34	62.95	41.24	57.89
NYMEX ($/mmbtu)	1.95	2.67	2.00	2.82
AECO (C$/gj)	1.18	2.53	1.59	2.66
C$/US$ exchange rate	1.29	1.23	1.33	1.24
UK£/US$ exchange rate	0.70	0.65	0.70	0.66

(1)         Amounts shown only represent commodity prices from consolidated subsidiaries and exclude commodity prices from equity accounted entities.

(2)         Excludes results of discontinued operations associated with the Norway disposition.

In North America, realized oil and liquids prices decreased 21% in 2016 due principally to decreases in benchmark prices. In Southeast Asia, realized oil and liquids prices decreased 21%, trending with the decrease in Brent crude pricing. Due to these reasons, the Company’s overall realized oil and liquids price of $38.80/bbl decreased by 23% compared to 2015.

In North America, realized natural gas prices decreased by 27% in 2016, which is consistent with decreases in benchmark prices. In Southeast Asia, where a significant portion of gas sales are linked to oil prices, realized natural gas prices decreased by 23% which is in line with decreases in benchmark crude pricing. Due to these reasons, the Company’s overall realized natural gas price of $2.68/mcf decreased by 28% compared to 2015.

EXPENSES

Unit Operating Expenses1,2

	Three months ended June 30				Six months ended June 30
	Gross before royalties		Net of royalties		Gross before royalties		Net of royalties
($/boe)	2016	2015	2016	2015	2016	2015	2016	2015
North America	5.76	6.64	6.68	7.63	5.65	7.09	6.47	8.16
Southeast Asia	7.79	7.19	10.30	10.22	6.94	8.17	9.20	11.58
Other	6.67	13.49	13.61	17.77	7.90	13.75	15.33	19.52
	6.50	7.17	7.99	8.97	6.20	7.81	7.58	9.78

(1)         Represents unit operating expenses from consolidated subsidiaries, excluding unit operating expenses from equity accounted entities.

(2)         Excludes results of discontinued operations associated with the Norway disposition.

Total Operating Expenses1,2

	Three months ended June 30		Six months ended June 30
(millions of $)	2016	2015	2016	2015
North America	97	114	191	241
Southeast Asia	65	60	142	169
Other	9	19	18	34
	171	193	351	444

(1)         Represents operating expenses from consolidated subsidiaries, excluding operating expenses from equity accounted entities.

(2)         Excludes results of discontinued operations associated with the Norway disposition.

Total operating expenses decreased by 11% to $171 million in 2016.

In North America, total operating expenses decreased by 15% to $97 million principally due to the reduction in the Company’s interest in the Eagle Ford in late 2015, and the strengthening of the US dollar. Unit operating expenses in North America decreased by 13% due to the reason noted above.

In Southeast Asia, total operating expenses increased by 8% to $65 million due primarily to insurance claim proceeds related to HST jacket repairs in 2015 which reduced operating expenses in Vietnam and timing of liftings in Malaysia. This was partially offset by lower insurance costs and overall lower operating and maintenance activity at Corridor in Indonesia. Operating costs were also reduced as a result of the Kitan field in Australia/Timor-Leste no longer producing and the sale of Laminaria-Coralina in Australia/Timor-Leste in the second quarter of 2016. Unit operating expenses increased by 8% due to the reasons noted above.

In Rest of World, total operating expenses decreased by 53% to $9 million primarily due to Akacias production being shut-in in Colombia and lower production in the MLN field in Algeria. Unit operating expenses decreased by 51% due principally to the reasons noted above.

Unit operating expense for the Company decreased by 9% to $6.50/boe due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1,2

	Three months ended June 30				Six months ended June 30
	Gross before royalties		Net of royalties		Gross before royalties		Net of royalties
($/boe)	2016	2015	2016	2015	2016	2015	2016	2015
North America	13.86	15.20	16.09	17.46	13.92	15.20	16.04	17.50
Southeast Asia	7.35	11.09	9.72	15.77	7.01	11.56	9.28	16.38
Other	11.31	11.94	23.06	15.74	11.29	11.61	21.92	16.48
	11.50	13.43	14.15	16.80	11.29	13.63	13.80	17.07

(1)         Represents unit DD&A expense from consolidated subsidiaries, excluding unit DD&A expense from equity accounted entities.

(2)         Excludes results of discontinued operations associated with the Norway disposition.

Total DD&A Expense1,2

	Three months ended June 30		Six months ended June 30
(millions of $)	2016	2015	2016	2015
North America	228	252	459	509
Southeast Asia	71	112	144	250
Other	10	15	20	31
	309	379	623	790

(1)           Represents DD&A expense from consolidated subsidiaries, excluding DD&A expense from equity accounted entities.

(2)           Excludes results of discontinued operations associated with the Norway disposition.

Total DD&A expense decreased by 18% compared to the same period in 2015 due principally to decreased DD&A expense in Southeast Asia and North America.

DD&A expense in North America decreased by 10% due principally to the partial sale of the Eagle Ford in late 2015, partially offset by higher production, lower reserves and a higher depletable base in Canada. Unit DD&A expense decreased by 9% due to the reasons noted above.

In Southeast Asia, DD&A expense decreased by 37% due principally to a lower depletable base in Malaysia and Vietnam as a result of asset impairments recorded at year-end 2015 and timing of liftings in Malaysia. Unit DD&A expense decreased by 34% due to the reasons noted above.

In Rest of World, total DD&A expense decreased by 33% due principally to lower production in Colombia and Algeria during the quarter. Unit DD&A expense was consistent with 2015.

Unit DD&A expense for the Company decreased by 14% to $11.50/boe due to the reasons noted above.

Income (Loss) from Joint Ventures and Associates1

	Three months ended June 30		Six months ended June 30
(millions of $)	2016	2015	2016	2015
RSRUK	(155)	(115)	(135)	(321)
Equion	15	8	13	7
	(140)	(107)	(122)	(314)

(1)         Represents the Company’s proportionate interest in joint ventures and associates.

RSRUK Joint Venture

The after-tax net loss in RSRUK increased by $40 million compared to 2015 due principally to moving from a deferred income tax recovery in 2015 to a deferred income tax expense in 2016 as a result of unfavorable foreign exchange, lower realized commodity prices which reduced revenues, increased other expenses from foreign exchange losses, and increased finance costs. This was partially offset by reductions in impairment losses, operating costs, DD&A expense, and G&A expense.

Equion Joint Venture

The after-tax net income in Equion of $15 million in 2016 as compared to an after-tax net income of $8 million in 2015 is primarily a result of an increase in the deferred income tax recovery, lower operating expenses, and lower DD&A expense as a result of impairments in late 2015. This is partially offset by decreased revenue from lower commodity prices and a gain on asset sale recorded in 2015.

Corporate and Other1,2

	Three months ended June 30		Six months ended June 30
(millions of $)	2016	2015	2016	2015
General and administrative (G&A) expense	58	83	121	167
Impairment	—	—	—	48
Dry hole expense	1	—	13	13
Exploration expense	33	98	62	122
Finance costs	47	79	101	163
Share-based payments recovery	—	(19)	—	(24)
(Gain) loss on held-for-trading financial instruments	—	131	—	(62)
Loss on disposals	7	4	7	9
Other expenses, net	4	130	27	146
Other income	25	41	70	81

(1)         Represents corporate and other expense from consolidated subsidiaries, excluding corporate and other expense from equity accounted entities.

(2)         Excludes results of discontinued operations associated with the Norway disposition.

In 2016, G&A expense decreased by $25 million relative to 2015 principally due to lower workforce expenses and cost reduction efforts.

Exploration expense decreased by $65 million in 2016 due principally to change of control provisions for seismic contracts for North America and the North Sea that were recognized in the second quarter of 2015 when the Company was acquired by its ultimate parent, Repsol S.A (“Repsol”).

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. Finance costs decreased by $32 million in 2016 by reducing overall long-term debt and by replacing it with related party financing which carries lower financing costs.

In April 2016, the Company paid $8 million to dispose of net assets in Australia/Timor-Leste and resulted in a loss of $7 million.

Other expenses of $4 million is primarily made up of $10 million in legal provisions, $6 million in bad debts, other miscellaneous expenses of $9 million, partially offset by an unrealized foreign exchange gain of $21 million.

Other income of $25 million consists primarily of marketing and other income of $22 million and pipeline and customer treating tariffs of $3 million.

INCOME TAXES1,2

	Three months ended June 30		Six months ended June 30
(millions of $)	2016	2015	2016	2015
Loss from continuing operations before taxes	(356)	(567)	(606)	(918)
Less: PRT
Current	1	2	3	4
Deferred	—	—	(4)	(3)
Total PRT	1	2	(1)	1
	(357)	(569)	(605)	(919)
Income tax expense (recovery)
Current income tax expense	34	63	72	131
Deferred income tax expense (recovery)	(85)	256	(226)	235
Income tax expense (recovery) (excluding PRT)	(51)	319	(154)	366
Effective income tax rate (%)	14%	(56)%	25%	(40)%

(1)         Represents income taxes from consolidated subsidiaries, excluding income taxes from equity accounted entities.

(2)         Excludes results of discontinued operations associated with the Norway disposition.

The effective tax rate is expressed as a percentage of income from continuing operations before taxes adjusted for PRT, which is deductible in determining taxable income.

The effective tax rate in the second quarter of 2016 was impacted by pre-tax losses of $166 million in North America, where tax rates are between 27% and 39%, after-tax net loss of $140 million from joint ventures, partially offset by pre-tax income of $47 million in Southeast Asia, where tax rates range from 30% to 58%.

In addition to the jurisdictional mix of income, the effective tax rate was also impacted by non-recognition of tax benefits associated with losses in exploration blocks.

For the three month period ended June 30, 2016, the current tax expense decreased to $34 million compared to $63 million in 2015, due principally to lower net revenues in Indonesia.

For the three month period ended June 30, 2016, the deferred income tax recovery was $85 million compared to a deferred income tax expense of $256 million in 2015, due principally to:

•                  Foreign exchange on foreign denominated tax pools;

•                  De-recognition of Canadian tax assets and increased reserves as a result of the Repsol acquisition in 2015;

•                  Substantially enacted Alberta corporate tax rate increase in 2015.

CAPITAL EXPENDITURES1

	Three months ended June 30		Six months ended June 30
($ millions)	2016	2015	2016	2015
North America	31	133	168	331
Southeast Asia	20	65	41	108
Other	7	7	10	29
Exploration and development expenditure from Consolidated Subsidiaries[2]	58	205	219	468
Corporate, IS and Administrative	2	16	3	19
Acquisitions and extensions	67	8	67	8
Net capital expenditure for Consolidated Subsidiaries	127	229	289	495
RSRUK	72	101	119	210
Equion	3	10	8	20
Exploration and development expenditure from Joint Ventures[3]	75	111	127	230
Net capital expenditure for Consolidated Subsidiaries and Joint Ventures	202	340	416	725

(1)         Excludes results of discontinued operations associated with the Norway disposition.

(2)         Excludes exploration expense of $33 million (2015 - $98 million) for the three month period ended June 30, 2016 and $62 million (2015 - $122 million) for the six month period ended June 30, 2016.

(3)         Represents the Company’s proportionate interest, excluding exploration expensed of $1 million (2015 - $1 million) net for the three month period ended June 30, 2016 and $2 million (2015 - $1 million) for the six month period ended June 30, 2016.

North American capital expenditures during the quarter totalled $31 million, a decrease of 77% from 2015. This expenditure related to development activity, with the majority spent in the Marcellus and Eagle Ford.

In Southeast Asia, capital expenditures during the quarter totalled $20 million, a decrease of 69% from 2015. This expenditure included $19 million on development, with the majority spent in Indonesia and Malaysia.

In the Rest of World, capital expenditures of $7 million consisted of $5 million on exploration and evaluation activities in Colombia and $2 million on development activities mainly in Algeria.

During the three month period ending June 30, 2016, the Company was successful in extending a Production Sharing Contract (“PSC”) in Malaysia until December 31, 2027. As a result, the Company recorded a lease extension payment which is recognized in the acquisition and extensions.

In the RSRUK joint venture, net capital expenditures of $72 million consisted primarily of development activities on Monarb project. In the Equion joint venture, net capital expenditures of $3 million were principally for development activities in Piedemonte.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s gross debt and loans from related parties at June 30, 2016 was $3.4 billion compared to $3.3 billion at December 31, 2015.

During the quarter, the Company used $37 million of cash in operating activities from continuing operations, incurred capital expenditures of $124 million and drew loans from related parties of $309 million.

The Company’s capital structure consists of shareholder’s equity and debt from capital markets and related parties. The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. The Company has the ability to adjust its capital structure by issuing new equity or debt, settle related party debt through the subscription agreement, sell assets to reduce debt, control the amount it returns to its shareholder and make adjustments to its capital expenditure program.

On May 8, 2015, TE Holding SARL. (“TEHS”), a subsidiary of the Company, entered into a $500 million revolving facility with Repsol Tesoreria y Gestion Financiera, S.A. (“RTYGF”), a subsidiary of Repsol. Originally, the facility was to mature on May 8, 2016 and to bear an interest rate of LIBOR (1 month) plus 0.80%. On September 30, 2015, the facility agreement was amended to extend the maturity date to May 8, 2018. On November 17, 2015, the interest rate in the facility agreement was amended to LIBOR (1 month) plus 1.20%. Effective June 13, 2016, the credit limit of this facility was increased to $550 million. As at June 30, 2016, there were $474 million drawings outstanding under this facility. Interest expense related to the facility recognized by the Company during the three and six months ended June 30, 2016 was $2 million and $2 million, respectively.

On May 8, 2015, the Company also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. (“RERCI”), a subsidiary of Repsol. The facility matures on May 8, 2018 and bears an interest rate of LIBOR (1 month) plus 1.20%. The facility limit was increased to $2.8 billion on December 9, 2015. At June 30, 2016, the Company had $1.5 billion outstanding under this facility. Interest expense related to the facility recognized by the Company during the three and six month periods ended June 30, 2016 was $7 million and $10 million, respectively.

On December 22, 2015, the Company and RERCI entered into a subscription agreement which provides for the capitalization of the Company’s balances owing under this revolving facility. The Board of Directors of the Company authorized the issuance of up to an aggregate of $2.6 billion in common shares of the Company

(1,361,256,544 common shares at $1.91 per share), to be settled by RERCI contributing receivables owing from the Company under this revolving facility. As at June 30, 2016, $1.1 billion drawings remained available under the subscription agreement.

On June 8, 2016, Talisman Energy USA Inc. (“TEUSA”), a subsidiary of the Company, entered into a $125 million revolving facility with Repsol USA Holdings Corporation (“RUSA”), a subsidiary of Repsol. The facility matures on June 8, 2017 and to bear an interest rate of LIBOR (6 month) plus 1.70%. TEUSA also provides RUSA an $85 million supplementary revolving facility, with interest rate of LIBOR (1 month). As at June 30, 2016, there were no drawings outstanding under the primary facility. Instead, RUSA had a balance of $53 million payable to TEUSA under the supplemental facility. Interest income related to the facility recognized by the Company during the three months ended June 30, 2016 was less than $1 million.

During the six month period ended June 30, 2016, the Company announced the cash tender offer to purchase any and all principal amount of the following:

Title of Security	Principal Prior to Tender Offer	Principal Amount Tendered & Accepted	Principal Amount Outstanding
7.75% Senior Notes due 2019	571	207	364
3.75% Senior Notes due 2021	576	335	241
7.25% Debentures due 2027	57	3	54
5.75% Senior Notes due 2035	98	8	90
5.85% Senior Notes due 2037	140	9	131
6.25% Senior Notes due 2038	132	13	119
5.50% Senior Notes due 2042	123	26	97
Total	1,697	601	1,096

On March 31, 2016, the Company paid the consenting note holders an aggregate of approximately $580 million in cash (including $572 million principal and $8 million accrued interest).

In addition, in January 2016, the Company also redeemed for retirement $24 million of the 3.75% Senior Notes due 2021, $2 million of the 7.75% Senior Notes due 2019, and $4 million of the 5.5% Senior Notes due 2042 for total payment of $27 million (including $26 million principal and $1 million accrued interest).

The Company manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by integrating funding from subsidiaries of its ultimate parent, Repsol.

On May 25, 2016, the Company cancelled unsecured credit facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2019, both of which the Company had not drawn on since May 2015. As a result of the cancellation, the Company no longer has the principal financial covenant of a debt-to-cash flow ratio of less than 3.5:1.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At June 30, 2016, the Company had $0.2 billion letters of credit outstanding, primarily related to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations.  The Company also guaranteed $0.8 billion demand letters of credit issued under RSRUK’s uncommitted facilities, primarily as security for the costs of decommissioning obligations in the UK. In addition, there were $86 million letters of credit issued under Repsol’s facilities on behalf of the Company’s subsidiaries.

RSRUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (“DSAs”). At the commencement of the joint venture, Addax Petroleum UK Limited (“Addax”) assumed 49% of the decommissioning obligations of RSRUK. Addax’s parent company, China Petrochemical Corporation, has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted by 50%. RSRUK has entered into a Decommissioning Relief Deed with the UK Government and continues to negotiate with counterparties to amend all DSAs accordingly. As of June 30, 2016, only two DSAs were still required to be negotiated on a post-tax basis. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, RSRUK’s tax relief is capped at $1.8 billion, representing corporate income taxes paid and recoverable since 2002 translated into US dollars.

At June 30, 2016, RSRUK has $3.0 billion of demand shared facilities in place under which letters of credit of $1.5 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of RSRUK. The Company also has obligations to fund the losses and net asset deficiency of RSRUK, which arises from the Company’s past practice of funding RSRUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. In addition the Company, in proportion of its shareholding, has a guarantee to fund RSRUK’s decommissioning obligation if RSRUK is unable to, and the shareholders of RSRUK have provided equity funding facilities to RSRUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund RSRUK will increase to the extent future losses are generated within RSRUK.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available and the cost of that capacity are influenced by the Company’s investment-grade credit rating.

The Company monitors its balance sheet with reference to its liquidity. The main factors in assessing the Company’s liquidity are cash flow, including cash flow from equity accounted entities (defined as cash provided by operating activities before adjusting for changes in non-cash working capital, and exploration expenditure), cash provided by and used in investing activities and related party credit facilities.

A significant proportion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At June 30, 2016, approximately 75% of the Company’s accounts receivable was current and the largest single counterparty exposure, accounting for 5% of the total, was with a highly rated counterparty. Concentration of counterparty credit risk is managed by having a broad domestic and international customer base primarily of highly rated counterparties.

Subsequent to December 31, 2015, there were no activities relating to the Company’s common shares. There were 1,829,506,342 common shares outstanding at July 29, 2016.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 7, 16, 18, 19 and 21 to the Company’s 2015 audited Consolidated Financial Statements and notes 5, 11, 12, 13 and 14 to the Company’s interim condensed Consolidated Financial Statements.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the audited Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s decommissioning liabilities, debt and related party loan repayment obligations and significant commitments can be found in notes 7, 14, 16, 17 and 22 to the 2015 audited Consolidated Financial Statements.

As a result of the successful PSC extension in Malaysia in April 2016 (note 7 to the Company’s interim condensed Consolidated Financial Statements), the Company agreed to $180 million in additional minimum work commitments.

There have been no additional significant changes in the Company’s expected future commitments, or the timing of those payments, since December 31, 2015.

TRANSACTIONS WITH RELATED PARTIES

During the three and six month periods ended June 30, 2016, the Company incurred $5 million and $14 million reinsurance expense, respectively with Gaviota RE S.A., a subsidiary of Repsol. As at June 30, 2016, there was no payable outstanding as a result of this transaction.

North America

During the three and six month periods ended June 30, 2016, Repsol Canada Energy Partnership sold to Repsol Energy Canada Limited, a subsidiary of Repsol, approximately 21 and 32 billion British thermal units (“bbtu”) of natural gas for $21 million and $34 million, respectively. As at June 30, 2016, the amount included in accounts receivable as a result of these transactions was $6 million.

During the three and six month periods ended June 30, 2016, Talisman Energy USA Inc. sold to Repsol Energy North America Corporation, a subsidiary of Repsol, approximately 10 and 12 bbtu of natural gas for $22 million and $25 million, respectively. As at June 30, 2016, the amount included in accounts receivable as a result of these transactions was $8 million.

Rest of World

During the three and six month periods ended June 30, 2016, Talisman (Algeria) B.V. sold to Repsol Trading S.A., a subsidiary of Repsol, approximately 470,000 and 700,000  barrels of Saharan Blend Crude Oil for $21 million and $28 million, respectively. As at June 30, 2016, the amount included in accounts receivable as a result of these transactions was $11 million.

Southeast Asia

The Company entered into a commitment in 2001, along with its Corridor block partners and parties from two other blocks, to sell gas to Gas Supply Pte. Ltd (“GSPL”), a subsidiary of Repsol’s significant shareholder Temasek Holdings (Private) Limited (“Temasek”). Currently, ROGCI’s share of the sale on a daily basis is approximately 75 bbtu. The commitment matures in 2023.  As a result of the acquisition of the Company by Repsol, GSPL and Temasek became the Company’s related parties. During the three and six month periods ended June 30, 2016, the Company’s gas sales to GSPL totaled $27 million and $50 million, respectively (net the Company’s share). As at June 30, 2016, the amount included in accounts receivable as a result of this commitment was $18 million.

RSRUK

In June 2015, the shareholders of RSRUK provided an equity funding facility of $1.7 billion, of which the Company is committed to $867 million, for the purpose of funding capital, decommissioning and operating expenditures of RSRUK. This facility is effective from July 1, 2015 and expires on December 31, 2016. During the three and six month periods ended June 30, 2016, the shareholders of RSRUK agreed to subscribe for common shares of RSRUK in the amount of $245 million and $360 million under this facility, of which the Company’s share was $125 million and $183 million respectively.

Equion

The Company has a loan due to Equion of $48 million (December 31, 2015 - $14 million) which is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

RISK MANAGEMENT

In addition to the risks discussed in the liquidity and capital resources section of this MD&A, the Company monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, the Company periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts. The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(r) to the Company’s 2015 audited Consolidated Financial Statements.

The Company had elected not to designate as hedges for accounting purposes any derivative contracts entered into. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

In 2015, the Company liquidated substantially all of its contracts related to commodity price risk management. The Company has not entered into any new commodity price risk management derivative contracts subsequently.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. Judgments and estimates are reviewed by management on a regular basis.

For additional information regarding the use of estimates and judgments, refer to the notes to the Company’s audited Consolidated Financial Statements and Annual MD&A for the year ended December 31, 2015.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies and a summary of recently announced accounting standards are described in the Significant Accounting Policy section of the Company’s 2015 annual MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three and six month periods ended June 30, 2016, the integration activities with the Company’s ultimate parent, Repsol, continued and changes to the Company’s organizational design, policies and individuals with significant roles in internal control over financial reporting have changed. In order to mitigate the potential effect associated with these changes, the Company has implemented additional controls intended to ensure responsibilities are clearly understood and information and communication controls are effective. Testing of the design and operating effectiveness of the Company’s controls will continue throughout 2016.

LEGAL PROCEEDINGS

From time to time, the Company is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. None of these claims are currently expected to have a material impact on the Company’s financial position. A summary of specific legal proceedings and contingencies is as follows:

In August 2012, a portion of the Galley pipeline, in which RSRUK has a 67.41% interest, suffered an upheaval buckle. In September 2012, RSRUK submitted a notification of a claim to Oleum Insurance Company (‘‘Oleum’’), a wholly-owned subsidiary of the Company. RSRUK delivered a proof of loss seeking recovery under the insuring agreement of $350 million. To date, the documentation delivered by RSRUK purporting to substantiate its claim does not support coverage.

On July 13, 2015, Addax and Sinopec International Petroleum Exploration and Production Corporation (“Sinopec”), filed a “Notice of Arbitration” against ROGCI and Talisman Colombia Holdco Limited (“TCHL”) in connection with the purchase of 49% of the shares of RSRUK. ROGCI and TCHL filed their response to the Notice of Arbitration on October 1, 2015. On May 25, 2016, Addax and Sinopec filed their Statement of Claim, in which they seek, in the event that their claims were confirmed in their entirety, repayment of their initial investment in RSRUK, together with any additional investment, past or future, in such company, and further for any loss of opportunity, which they estimate in a total approximate amount of $5.5 billion. The Court of Arbitration has decided, among other procedural matters, to schedule the hearing for January 29 to February 16, 2018. The Company believes the claims included in their Statement of Claim are without merit.

During the first quarter of 2016, the Alberta Energy Regulator (“AER”) informed the Company that certain permits to construct well sites and access roads were obtained without the Company following proper procedures.  The Company is responding to the issues raised by the AER and reviewing its permit applications back to 2010. At this time, the implications to the Company are not known.

Government and Legal Proceedings with Tax Implications

Specific tax claims which the Company and its subsidiaries are parties to at June 30, 2016 are as follows:

Canada

The Canadian tax authorities, Canada Revenue Agency, (“CRA”) regularly inspect the tax matters of the ROGCI Group companies based in Canada. To date, verification and investigation activities related to the years 2006-2012 have been made.

As part of these proceedings, the CRA has questioned certain restructuring transactions, although this line of questioning has not resulted in court proceedings to date.

Indonesia

Indonesian Corporate Tax Authorities have been questioning various aspects of the taxation of permanent establishments that ROGCI has in the country. These proceedings are pending a court hearing.

Malaysia

The Company’s branches in Malaysia of Repsol Oil & Gas Malaysia Limited, formerly Talisman Malaysia Ltd. and Repsol Oil & Gas Malaysia (PM3) Limited, formerly Talisman Malaysia (PM3) Ltd., had received notifications of additional assessment from the Inland Revenue Board in respect of the years of assessment 2007, 2008 and 2011, disallowing the deduction of certain costs. The appeal was submitted to the Special Commissioners of Petroleum Income Tax (“SCPIT”). Currently the Dispute Resolution Panel of the SCPIT is working with the Company’s external legal consultants for an out of court settlement while the case is waiting to be heard.

Timor-Leste

The authorities of Timor-Leste questioned the deduction by Talisman Resources (JPDA 06-105) Pty Limited, the Company’s subsidiary in East Timor, of certain expenses for income tax purposes. This line of questioning is at a very preliminary stage of debate with the authorities.

ADVISORIES

Forward-Looking Statements

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.

This forward-looking information includes, but is not limited to, statements regarding:

•                  Business strategy, plans and priorities;

•                  Expected capital expenditures, timing and planned focus of such spending;

•                  The estimated impact on the Company’s financial performance from changes in production volumes, commodity prices and exchange rates;

•                  Expected sources of capital to fund the Company’s capital program and potential acquisitions, investments or dispositions;

•                  Anticipated funding of the decommissioning liabilities;

•                  Anticipated timing and results of legal proceedings; and

•                  Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2016 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this MD&A.

The material risk factors include, but are not limited to:

•                  Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;

•                  The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;

•                  Risks and uncertainties involving geology of oil and gas deposits;

•                  Risks associated with project management, project delays and/or cost overruns;

•                  Uncertainty related to securing sufficient egress and access to markets;

•                  The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•                  The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;

•                  Risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•                  The outcome and effects of any future acquisitions and dispositions;

•                  Health, safety, security and environmental risks, including risks related to the possibility of major accidents;

•                  Environmental, regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;

•                  Uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets;

•                  Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);

•                  The UK’s vote in favour of leaving the EU and the expected use of the Article 50 of the Treaty of Lisbon implies an end to the irreversibility of participation in the EU. While the British case is very particular, in the short-term, it creates uncertainty about potential referendums in other countries. In addition, the UK’s vote to leave the EU is a relevant volatility factor. In the short-term, it creates uncertainty that affects the stock, commodities and foreign exchange markets. While the central banks’ reaction is expected to cushion such negative effects to some extent, in the long term, the possibility that other member states could also leave the EU threatens economic stability and the existence of the Euro. Further details about the process of the UK leaving the EU are needed to better assess the impact on the Company;

•                  Risks related to the attraction, retention and development of personnel;

•                  Changes in general economic and business conditions;

•                  The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and

•                  Results of the Company’s risk mitigation strategies, including insurance activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in the Company’s most recent AIF. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

ADVISORY — OIL AND GAS INFORMATION

Throughout this MD&A, the Company makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. Net production volumes are reported after the deduction of these amounts.

The Company discloses netbacks in this MD&A. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

USE OF ‘BOE’

Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of five thousand six hundred fifteen cubic feet (mcf) of natural gas to one barrel (bbl) of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 5.615 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

ABBREVIATIONS AND DEFINITIONS

The following abbreviations and definitions are used in this MD&A:

AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bbtu	billion British thermal units
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
DSA	Decommissioning Security Agreements
DSU	Deferred share unit
E&E	Exploration and evaluation
EU	European Union
G&A	General and administrative
GAAP	Generally Accepted Accounting Principles
gj	gigajoule
HH LD	Henry Hub Last Day
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LLS	Light Louisiana Sweet
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day
NGL	Natural Gas Liquids
NYMEX	New York Mercantile Exchange
PP&E	Property, plant and equipment
PRT	Petroleum Revenue Tax
PSU	Performance share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America

US$ or $	United States dollar
WCS	Western Canadian Select
WTI	West Texas Intermediate

Gross acres means the total number of acres in which the Company has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means the Company’s interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means the Company’s interest in production volumes after deduction of royalties payable by the Company.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

REPSOL OIL & GAS CANADA INC.

Suite 2000, 888 — 3rd Street SW

Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902

E  infocanada@repsol.com

www.repsol.com/ca_en/